Exhibit 12.1
CDK Global, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in millions)

	Years Ended June 30,
	2015	2014	2013	2012	2011
Earnings before income taxes	$299.9	$353.3	$320.7	$256.4	$228.4
Less: (income) loss from equity investees	(3.1)	(0.6)	0.6	2.4	3.1
Add: fixed charges	43.7	12.3	10.0	9.5	8.1
Earnings before income taxes and fixed charges	$340.5	$365.0	$331.3	$268.3	$239.6

Interest expense	$28.8	$1.0	$0.9	$1.0	$0.9
Interest component of rental expense(1)	14.9	11.3	9.1	8.5	7.2
Fixed charges	$43.7	$12.3	$10.0	$9.5	$8.1

Ratio of earnings to fixed charges	7.79	29.67	33.13	28.24	29.58

(1) The interest component of rental expense is estimated to be one-third of rental expense.